Exhibit 99.1

 NEWS RELEASE

REPLICEL LIFE SCIENCES ANNOUNCES RESTRUCTURING, COST REDUCTIONS AND CLOSING
OF PRIVATE PLACEMENT

VANCOUVER, BC – April 6, 2016 – RepliCel Life Sciences Inc. ("RepliCel" or the "Company") (OTCQB: REPCF) (TSXV: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, announced today that its Board of Directors has authorized a plan to downsize all non-critical programs and staff in an effort to preserve capital to focus on the following three essential priorities  pending a major financing or corporate transaction: (1) continued protection of intellectual property, (2) assembling of data from the RCT-01 and RCS-01 clinical trials expected near year-end 2016, and (3) the completion of a licensing/co-development transaction related to one of the four products the Company has in development (the "Critical Interim Priorities").

"Over the past few weeks I have worked with management and the Board of Directors to put forward and authorize a plan in which we have reduced the monthly expenses by almost 60%", stated R. Lee Buckler, RepliCel's President & CEO. "With this reduced burn rate, we now require much less capital to get us to milestones which represent material value inflection points and we are confident we will be able to finance the Company to critical milestones expected to lead to a licensing transaction."
Concurrent with this announcement, the Company announces that it has closed a non-brokered private placement of 1,887,625 shares at a price of $0.20 per share for gross proceeds of $377,525 (the "Financing"). There were no warrants attached to the Financing. Five investors participated in the Financing including Board Chairman and former CEO, David Hall.  Mr. Hall's particpation constituted a "related party transaction" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"), however was exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(a) and 5.7(a) of MI 61-101, in that the fair market value of the shares purchased by Mr. Hall did not exceed 25% of the Company's market capitalization and the Company's shares are listed on the TSX Venture Exchange.

All securities issued pursuant to the Financing will be subject to a statutory hold period expiring four months and one day after closing of the Financing.  None of the securities issued in the Financing have been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

Proceeds of the Financing are anticipated to be used for clinical trials and general working capital to finance the scaled-back operation focusing on the Critical Interim Priorities outlined in management's plan.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal healing and function. The Company's product pipeline is comprised of two ongoing clinical trials (RCT-01: tendon repair and RCS-01: skin rejuvenation) as well as its RCH-01: hair restoration product under exclusive license by Shiseido Company for certain Asian countries. All product candidates are based on RepliCel's innovative technology utilizing cell populations isolated from a patient's healthy hair follicles. The Company has also developed a propriety injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications.

Please visit www.replicel.com for additional information.

For more information, please contact:

CORPORATE/INVESTOR RELATIONS:
R. Lee Buckler, President & CEO
Telephone: 604-248-8693
Email: lee@replicel.com

MEDIA:
Jacqui Specogna
Telephone: 604-248-8730 / Email: js@replicel.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel, such as statements regarding the Company's ability to finance the Company to cultural milestones expected to lead to a licencing transaction. Such forward-looking statements and information are based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel's plans and objectives to differ materially from those expressed in the forward-looking information, including: failure to obtain CE mark clearance or necessary regulatory approvals; delays enrolling clinical trial participants; negative results from the Company's trials; the effects of government regulation on the Company's business; risks associated with the Company's ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company's ability to raise additional capital; and other factors beyond the Company's control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

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